FILED BY WELLCARE HEALTH PLANS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.

COMMISSION FILE NO. 001-32209

Explanatory Note: The following is a transcript of a video from Ken Burdick to WellCare Health Plans, Inc. employees, and screen captures that were featured in the video.

EMPLOYEE VIDEO SCRIPT

Hello, everyone. We announced earlier this morning that WellCare has reached an agreement to combine with Centene, pending state and regulatory approvals.

In this video message I will do two things: first, explain the rationale behind this decision and why I am excited about what we are creating and second, address some of the questions that are likely on your mind.

You may be wondering why would we combine with another company when everything is going so well? Well, the combination of these two companies makes great strategic sense because it gives us a huge boost towards achieving our vision of becoming the leader in government-sponsored healthcare. Combining Centene’s strengths with ours will allow us to better serve our members across a broad spectrum of government managed care. Centene’s broad geographic reach and international presence adds significant scale and breadth to WellCare’s current footprint. But this is about much more than just increasing the size and scope of the business. By adopting the best practices, tools and talent from these two companies, we will undoubtedly deliver improved and expanded solutions to our government partners and, most importantly, to our members.

We also think Centene will be a very good partner. Centene and WellCare share the same commitment to focus on the whole person, not just their physical health. We also share the philosophy that healthcare is local and day-to-day decisions need to be made close to our members and their physicians.

Now let me try to address some of the questions that are probably on your mind. As you can imagine, there are still many issues that have not been resolved but I will share what I know as of today:

First, when will all of this take place? An agreement is an important first step in a process that will likely take about a year to complete all of the legal and regulatory approvals.

Second, who will lead the combined company? Centene’s CEO, Michael Neidorff, will be the Board Chair and CEO of the combined company. While we are still working out the details, I expect to have an executive role, as will others from the WellCare Executive Leadership team.

Third, what does this mean for associates? We believe there will be significant opportunities for personal and professional growth for WellCare associates as part of this larger organization, but of course, there will also be some change. We will maintain a significant presence in Tampa, which will become the headquarters for the Medicare Advantage and Prescription Drug businesses. As we progress through the integration and regulatory approval process, we will continue to keep you updated on any further changes.

Fourth, when can I expect to know more about the impact of this announcement on me and my colleagues? We will establish “integration teams” that will begin working on some aspects of the combined company and we will share decisions as we are able to do so. At a minimum, we will communicate updates on a monthly basis.

Fifth, what should I do differently starting now? The answer: “NOTHING.” By law, we must continue to operate as two separate companies and compete fully and fairly. While we begin doing some planning, we cannot share sensitive information that we would not share with other competitors.

Now allow me to close with some personal reflections. My five years at WellCare have been an incredible journey and the most gratifying of my 39-year career. I am so proud of what we have accomplished together. As “One Team” we are delivering better solutions to our members, we are running a business with strong operational and financial discipline, and above all else, I am incredibly proud of the unique culture we have created- grounded in humility, respect for one another, and an un-wavering commitment to make a positive difference in the lives of our members.

Now I encourage you to ask questions throughout the weeks and months ahead and we will make every effort to answer them as soon as we are able to. I thank you for everything that you’ve done to make WellCare a special place and a great company. I look forward to joining you on this next exciting chapter of our journey.

WELLCARE ALL EMPLOYEE VIDEO SCEENSHOTS

A Message From Our CEO WellCare Health Plans

Kenneth A. Burdick Chief Executive Officer, Wellcare Facts about CENTENE Corporation 47,000 employees

Facts about CENTENE Corporation 14 million members Facts about CENTENE Corporation #61 Fortune 500

Facts about CENTENE Corporation $60.1B revenue for 2018 Facts about CENTENE Corporation WellCare Health Plans 2020 VISION

When will all of this take place? Who will lead the combined company?

What does this mean for associates? When can I expect to know more about the impact of this announcement on me and my colleagues?

What should I do differently starting now? Mosaic volunteer center

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Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). We intend such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe-harbor provisions. In particular, these statements include, without limitation, statements about our future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene Corporation’s (“Centene”) proposed acquisition of WellCare Health Plans, Inc. (“WellCare”) (the “Centene Transaction”), investments and the adequacy of our available cash resources.

These forward-looking statements reflect our current views with respect to future events and are based on numerous assumptions and assessments made by us in light of our experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors we believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, we undertake no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the Centene Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and our resources or otherwise have an adverse effect on WellCare; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the Centene Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the Centene Transaction will not be satisfied or completed on a timely basis and accordingly the Centene Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the Centene Transaction; (vi) the possibility that the expected synergies and value creation from the Centene Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and our resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the Centene Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the Centene Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the Centene Transaction may affect the timing or occurrence of the Centene Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of WellCare’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the Centene Transaction; (xii) the possibility that competing offers will be made to acquire Centene; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the Centene Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the Centene Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) WellCare’s progress on top priorities such as integrating care management, advocating for our members, building advanced relationships with providers and government partners, ensuring a competitive cost position, and delivering prudent, profitable growth, (ii) WellCare’s ability to effectively identify, estimate and manage growth, (iii) the ability to achieve accretion to WellCare’s earnings, revenues or other benefits expected, (iv) disruption to business relationships, operating results, and business generally of WellCare, (v) potential reductions in Medicaid and Medicare revenue, (vi) WellCare’s ability to estimate and manage medical benefits expense effectively, including through its vendors, (vii) WellCare’s ability to negotiate actuarially sound rates, especially in new programs with limited experience, (viii) WellCare’s ability to improve healthcare quality and access, (ix) the appropriation and payment by state governments of Medicaid premiums receivable, (x) the outcome of any protests and litigation related to Medicaid awards, (xi) the approval of Medicaid contracts by the Centers for Medicare & Medicaid Services, (xii) any changes to the programs or contracts, (xiii) WellCare’s ability to address operational challenges related to new business and (xiv) WellCare’s ability to meet the requirements of readiness reviews.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect our business operations, financial condition and results of operations, in our filings with the Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, we cannot give assurances with respect to our future performance, including without limitation our ability to maintain adequate premium levels or our ability to control our future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the Centene Transaction, Centene intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Centene’s common stock to be issued in the Centene Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). Each of Centene and WellCare will send the Joint Proxy Statement to its stockholders and may file other documents regarding the Centene Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the Centene Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE CENTENE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the Centene Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 9, 2018, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials to be filed with the SEC in connection with the Centene Transaction when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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